MINISO Group holding limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000 Guangdong Province

The People’s Republic of China

December 13, 2023

VIA EDGAR

Mr. Robert Shapiro

Mr. Doug Jones

Mr. Austin Pattan

Mr. Andrew Mew

Ms. Rebekah Reed

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	MINISO Group Holding Limited (the “Company”)
Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2023
Filed on October 19, 2023
File No. 001-39601

Dear Mr. Shapiro, Mr. Jones, Mr. Pattan, Mr. Mew, Ms. Reed and Mr. King:

This letter sets forth the Company’s response to the comments contained in the letter dated November 29, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2023 filed with the Commission on October 19, 2023 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for the Fiscal Year Ended June 30, 2023

Item 3. Key Information, page 4

1.	We note that you do not clearly define China or the PRC to include Hong Kong and that your corporate structure chart on page 7 depicts your Hong Kong subsidiaries as "outside China." In future filings, please clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. Please discuss in this section the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations to discuss include, but are not limited to:

•	enforceability of civil liabilities in Hong Kong;
•	China's Enterprise Tax Law; and
•	regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment, or maintain listing on a U.S. or foreign exchange.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Please also include risk factor disclosure explaining whether there are laws and regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

INTRODUCTION

…

“China” or “PRC” refers to the People’s Republic of China;

…

“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

…

Pages 4-5

Doing Business in China

…

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in mainland China could limit the legal protections available to you and us.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

In addition to our operations in mainland China, we have operations in Hong Kong. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future.

We believe that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may been forced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

As of the date of this annual report, our business operations in Hong Kong do not fall within the scope of the laws and regulations currently effective in Hong Kong regarding data security and we believe that data security laws and regulations in Hong Kong have no impact on our business operations in Hong Kong. However, new laws or regulations related to data security in Hong Kong may be enacted or promulgated in the future, or the scope of our business operations in Hong Kong may change in the future, and such laws and regulations may have a material impact on our business in Hong Kong. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. However, new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

Under the PRC Enterprise Income Tax Law, dividends paid by a foreign invested entity to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our subsidiaries in mainland China to their respective shareholders established in Hong Kong, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has entered into a tax treaty or arrangement with mainland China for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income.

Our Holding Company Structure

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

MINISO Group Holding Limited
100%
YGF Investment V Limited (British Virgin Islands)
100%
MINISO Universal Holding Limited (British Virgin Islands)
100%
MINISO Global Holding Limited (British Virgin Islands)
100%
YGF Investment V Hong Kong Limited (Hong Kong)
100%
MINISO Development Hong Kong Limited (Hong Kong)
100%
MINISO Investment Hong Kong Limited (Hong Kong)
100%
USA Miniso Depot Inc. (United States)
90%
Miniso Vietnam Limited Liability Company(1) (Vietnam)
67%
PT. Miniso Lifestyle Trading Indonesia(2) (Indonesia)
100%
MIHK Management Inc. (Canada)
0.00001%
99.99999%
MINISO Life Style Private Limited (India)
100%
Miniso Lifestyle Singapore Private Limited (Singapore)
MINISO Hong Kong Limited (Hong Kong)
Outside mainland China
Inside mainland China
100%
Mingyou Industrial Investment (Guangzhou)
100%
100%
Miniso (Guangzhou) Co., Ltd.
100%
Miniso Youxuan Technology (Guangzhou) Co., Ltd.
100%
Miniso International (Guangzhou) Co., Ltd.
100%
Miniso (Hengqin) Enterprise Management Co., Ltd.
100%
TOP TOY (Guangdong) Cultural Creativity Co., Ltd.

(1)	The remaining 10% shares of Miniso Vietnam Limited Liability Company is held by an individual distributor in Vietnam.

(2)	The remaining shares of PT. Miniso Lifestyle Trading Indonesia is held by PT. Mitra Retail Indonesia and PT. Yar Noor International as to 20% and 13%, respectively.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

C. Organizational Structure

…

MINISO Group Holding Limited
100%
YGF Investment V Limited (British Virgin Islands)
100%
MINISO Universal Holding Limited (British Virgin Islands)
100%
MINISO Global Holding Limited (British Virgin Islands)
100%
YGF Investment V Hong Kong Limited (Hong Kong)
100%
MINISO Development Hong Kong Limited (Hong Kong)
100%
MINISO Investment Hong Kong Limited (Hong Kong)
MINISO Hong Kong Limited (Hong Kong)
100%
USA Miniso Depot Inc. (United States)
90%
Miniso Vietnam Limited Liability Company(1) (Vietnam)
67%
PT. Miniso Lifestyle Trading Indonesia(2) (Indonesia)
100%
MIHK Management Inc. (Canada)
0.00001%
99.99999%
MINISO Life Style Private Limited (India)
100%
Miniso Lifestyle Singapore Private Limited (Singapore)
Outside mainland China
Inside mainland China
100%
Mingyou Industrial Investment (Guangzhou)
100%
100%
Miniso (Guangzhou) Co., Ltd.
100%
Miniso Youxuan Technology (Guangzhou) Co., Ltd.
100%
Miniso International (Guangzhou) Co., Ltd.
100%
Miniso (Hengqin) Enterprise Management Co., Ltd.
100%
TOP TOY (Guangdong) Cultural Creativity Co., Ltd.

(1)	The remaining 10% shares of Miniso Vietnam Limited Liability Company is held by an individual distributor in Vietnam.

(2)	The remaining shares of PT. Miniso Lifestyle Trading Indonesia is held by PT. Mitra Retail Indonesia and PT. Yar Noor International as to 20% and 13%, respectively.

2.	We note your disclosure on page 4 that you face various risks and uncertainties related to doing business in China and that such risks could cause the value of your securities to "significantly decline." In future filings, please expand this statement to clarify whether such risks could cause your securities to be worthless. Please also supplement the disclosure in this section to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have impacted or may impact your ability to conduct your business, accept foreign investments, or maintain listing on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Pages 4-5

Doing Business in China

A substantial portion of our business operations are conducted in China and we face various risks and uncertainties related to doing business in China. We are subject to complex and evolving ~~PRC~~ laws and regulations in mainland China. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. For example, the PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other governmental authorities in mainland China in December 2021, as well as the Administration Regulations on Cyber Data Security (Draft for Comments) published by the CAC for public comments in November 2021, resulted in uncertainties and potential additional restrictions on China-based overseas-listed companies like us. If the detailed rules, implementations, or the enacted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by us, we will face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of the ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations” for additional details.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Furthermore, anti-monopoly regulators in mainland China have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. If any non-compliance is identified by relevant authorities, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Mainland China’s M&A Rules and certain other regulations establish complex procedures for certain acquisitions of mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.” In addition, i~~I~~mplementation of industry-wide regulations ~~in this nature~~ may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.”

…

Permissions Required from the PRC Authorities, page 5

3.	You state that you and certain subsidiaries are not required to obtain permissions or approvals from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other PRC authority in connection with prior or future issuances of securities to foreign investors. In future filings, please revise and expand this disclosure:

•	to disclose any such permissions or approvals from the CSRC, the CAC, or any other governmental agency that you or your subsidiaries are required to obtain to operate your business;

•	to clarify, if true, that these statements apply to all of your subsidiaries, not just your “PRC subsidiaries” or “mainland China subsidiaries,” as suggested by the disclosure on pages 5 and 6, respectively;

•	to discuss how you came to the conclusion that these permissions and approvals are not required and the basis on which you made that determination; and

•	to describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Pages 5-6

Permissions Required from the PRC Authorities

Permissions required from the ~~PRC~~ mainland China authorities for our operations

Our operations in China are governed by ~~PRC~~ mainland China laws and regulations. As of the date of this annual report, our ~~PRC~~ mainland China subsidiaries have obtained all requisite licenses and permits from the ~~PRC~~ relevant mainland China government authorities for the business operations in mainland China, except that we are in the process of completing the commercial franchise filing for the “WonderLife” brand and “TOP TOY” brand, and that we have not obtained the certificate for fire control inspection for two of our directly operated TOP TOY stores and one of our directly operated MINISO stores. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations” for more details. Additionally, the lease agreements for some of our leased properties in mainland China have not been registered with the relevant ~~PRC~~ government authorities in mainland China as required by ~~PRC~~ laws in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our leased property interest may be defective and such defects may negatively affect our right to such leases” for more details. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

~~Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.~~

~~However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Permissions required from the PRC authorities for overseas financing activities

~~Meanwhile, t~~The PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange~~.~~, and relevant governmental authorities may initiate cybersecurity review if such governmental authorities consider that relevant network products or services and data processing affect or may affect national security. Our initial public offering in the United States was completed prior to the Cybersecurity Review Measures took effect and our public offering and listing in Hong Kong is not treated as a listing abroad within the meaning of the Cybersecurity Review Measures as confirmed by the China Cybersecurity Review Technology and Certification Center, an organization delegated by the CAC to receive consultations and applications for cybersecurity reviews (the “CCRC”) during a phone consultation conducted on March 25, 2022 by our PRC legal advisor, JunHe LLP. Therefore, we are of the view that we were not subject to the cybersecurity review requirement under the Cybersecurity Review Measures with regard to our initial public offering in the United States and our public offering and listing in Hong Kong.

On November 14, 2021, the CAC released the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Cyber Data Draft Regulations. Pursuant to the Cyber Data Draft Regulations, data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affect or may affect national security; (ii) seeking listing in a foreign country while such data processors process the personal information of more than one million users; (iii) seeking listing in Hong Kong that affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. However, the scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. As of the date of this annual report, it had not been formally adopted and is subject to further guidance.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Since the measures are relatively new, uncertainties exist with respect to the interpretation and implementation of these regulations. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we cannot rule out the possibility that we may be deemed to be a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures. If that were to happen, we would be required to follow cybersecurity review procedures even if we do not engage in public offerings in a foreign exchange. In addition to laws, regulations and other applicable rules regarding data privacy and cybersecurity, industry associations may propose new and different privacy standards. See “Item 4. Information on the Company—B. Business Overview—Regulations.” Any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of mobile apps from the relevant app stores and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations.

On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Trial Measures”), which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic enterprises that have completed overseas listings are not required to make any immediate filing with the CSRC. However, such companies will be required to comply with the filing requirements under the Overseas Listing Trial Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, unless otherwise provided thereunder. Any failure to obtain or delay in obtaining such approval or completing such review or filing procedures under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, could subject us to restrictions and penalties imposed by the CSRC, which could include fines and penalties on our operations in mainland China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. Since we completed our initial public offering in the United States and our dual primary listing in Hong Kong, both prior to the Overseas Listing Trial Measures coming into effect and we have not carried out any securities offerings or refinancing following our listing in Hong Kong up till the date of this annual report, as advised by our PRC legal advisor, JunHe LLP, we therefore are not required to submit filings to the CSRC under the Overseas Listing Trial Measures.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

The filing requirements for overseas financing activities discussed above are applicable to indirect offshore issuance of securities and listings in the name of offshore enterprises of which the principal business activities are conducted in mainland China with the underlying equity, assets, income, or other similar interests in enterprises in mainland China. Were we conduct such indirect issuance of securities and listings, we would be subject to such filing requirements. As of the date of this annual report, in connection with our issuance of securities to foreign investors, under current laws, regulations and regulatory rules in mainland China, as of the date of this annual report, we (i) are not required to obtain additional permissions or approvals from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been asked to obtain or were denied such permissions or approvals from other PRC government authorities with respect to previous issuances of securities by our company to foreign investors. ~~under current PRC laws, regulations and rules, we and our mainland China subsidiaries are not required to obtain additional permissions or approvals from the CSRC, or go through cybersecurity review by the CAC, or obtain permission or approval from other PRC government authorities with respect to previous issuances of securities by our company to foreign investors.~~ For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under ~~PRC~~ mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

If the CSRC, CAC or other relevant regulatory agencies subsequently determine that approval or filing is required for any of our offshore offerings, future offerings of securities overseas or to maintain the listing status of the ADSs, we cannot guarantee that we will be able to obtain such approval or complete the filing in a timely manner, or at all. The CSRC, CAC or other regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our listed securities. If we proceed with any of such offering or maintain the listing status of our listed securities without obtaining the CSRC’s or other relevant regulatory agencies’ approval or filing to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from offering of securities overseas into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the listed securities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC, CAC or other regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the listed securities, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. Uncertainties and/or negative publicity regarding these regulations could also have a material adverse effect on the trading price of our listed securities.

Our Holding Company Structure, page 7

4.	We note your disclosure that you are a Cayman Islands holding company with operations primarily conducted by your subsidiaries in China and that this structure involves certain risks. In future filings, please revise this disclosure to acknowledge the risk that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of this risk.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Pages 7-8

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Our Holding Company Structure

MINISO Group Holding Limited is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. Our holding company structure also involves certain risks in terms of dividend distribution, direct investment in ~~PRC~~ entities in mainland China and obtaining benefits under relevant tax treaty. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and w~~W~~e may rely on dividends and other distributions on equity paid by our ~~PRC~~ mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China ~~PRC~~ subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China ~~PRC~~ regulation of loans to and direct investment in ~~PRC~~ mainland China entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our ~~PRC~~ mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China ~~PRC~~ regulations relating to offshore investment activities by ~~PRC~~ mainland China residents may limit our ~~PRC~~ mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our ~~PRC~~ mainland China resident beneficial owners to liability and penalties under ~~PRC~~ laws of mainland China” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our ~~PRC~~ mainland China subsidiaries to us through our Hong Kong subsidiary.” See also “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.”

Pages 53-54

MINISO Group Holding Limited is a Cayman holding company and w~~W~~e may rely on dividends and other distributions on equity paid by our ~~PRC~~ mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our ~~PRC~~ mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

MINISO Group Holding Limited is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. We are a holding company, and we may rely on dividends and other distributions on equity paid by our ~~PRC~~ mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current ~~PRC~~ mainland China regulations permit our ~~PRC~~ subsidiaries in mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our ~~PRC~~ mainland China subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable ~~PRC~~ mainland China regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to dividend distribution.” Additionally, if our ~~PRC~~ mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our ~~PRC~~ mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

…

Transfer of Funds and Other Assets Within Our Organization, page 8

5.	In future filings, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Provide a cross-reference to your discussion of this issue in your risk factors section. Additionally, we note your quantification of certain transfers and dividends from the holding company to PRC subsidiaries and shareholders on page 9. In future filings, please affirm whether any other transfers, dividends, or distributions have been made between the holding company and its subsidiaries (including transfers from subsidiaries to the holding company) and quantify any such amounts and their tax consequences. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Transfer of Funds and Other Assets Within Our Organization

…

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, prior approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB out of ~~the PRC~~ mainland China. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future ~~PRC~~ mainland China subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of mainland China ~~the PRC~~. As a result of the restrictions discussed above, to the extent cash in the business is in a mainland China entity, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us or our mainland China subsidiaries by the PRC government to transfer cash. See “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for more information.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

On August 19, 2021, our board of directors declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per ordinary share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was US$47.2 million. On August 17, 2022, our board of directors declared another cash dividend in the amount of US$0.172 per ADS, or US$0.043 per ordinary share, payable as of the close of business on September 9, 2022 to shareholders of record as of the close of business on August 31, 2022. The aggregate amount of cash dividends paid was US$53.6 million. On August 22, 2023, our board of directors declared a cash dividend in the amount of US$0.412 per ADS, or US$0.103 per ordinary share, payable as of the close of business on September 19, 2023 to shareholders of record as of the close of business on September 7, 2023. The aggregate amount of cash dividend paid was US$128.8 million (RMB934.0 million). All of the above-mentioned dividend distributions were funded by surplus cash on our balance sheet. Other than these dividends, MINISO Group Holding Limited has not declared or paid any cash dividends. We intend to distribute dividends annually in the future representing no less than 50% of our annual adjusted net profit, a non-IFRS measure, which is defined as profit for the period excluding equity-settled share-based payment expenses. However, whether or not we actually distribute dividends and, if yes, when we are going to distribute dividends are at the discretion of our board of directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for details. For ~~PRC~~ mainland China and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Other than the transfers of funds within our organization discussed above, there were no other transfer of assets, dividends or distributions made between our company and our subsidiaries, and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the years ended June 30, 2021, 2022 and 2023. There are no additional tax consequences upon cash payments for capital contribution or product sales within our organization discussed above. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Pages 13-14

Risks related to doing business in China

•	…

•	MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 53.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Pages 53-54

MINISO Group Holding Limited is a Cayman holding company and w~~W~~e may rely on dividends and other distributions on equity paid by our ~~PRC~~ mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our ~~PRC~~ mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

MINISO Group Holding Limited is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. We are a holding company, and we may rely on dividends and other distributions on equity paid by our ~~PRC~~ mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current ~~PRC~~ mainland China regulations permit our ~~PRC~~ mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our ~~PRC~~ mainland China subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable ~~PRC~~ mainland China regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.” Additionally, if our ~~PRC~~ mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our ~~PRC~~ mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. As a result of these restrictions, to the extent cash in the business is in a mainland China entity, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us or our mainland China subsidiaries by the PRC government to transfer cash.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

…

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, and investors, summarize the policies in this section and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.) in future filings. Alternatively, state in this section that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Transfer of Funds and Other Assets Within Our Organization

…

On August 19, 2021, our board of directors declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per ordinary share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was US$47.2 million. On August 17, 2022, our board of directors declared another cash dividend in the amount of US$0.172 per ADS, or US$0.043 per ordinary share, payable as of the close of business on September 9, 2022 to shareholders of record as of the close of business on August 31, 2022. The aggregate amount of cash dividends paid was US$53.6 million. On August 22, 2023, our board of directors declared a cash dividend in the amount of US$0.412 per ADS, or US$0.103 per ordinary share, payable as of the close of business on September 19, 2023 to shareholders of record as of the close of business on September 7, 2023. The aggregate amount of cash dividend paid was US$128.8 million (RMB934.0 million). All of the above-mentioned dividend distributions were funded by surplus cash on our balance sheet. Other than these dividends, MINISO Group Holding Limited has not declared or paid any cash dividends. We intend to distribute dividends annually in the future representing no less than 50% of our annual adjusted net profit, a non-IFRS measure, which is defined as profit for the period excluding equity-settled share-based payment expenses. However, whether or not we actually distribute dividends and, if yes, when we are going to distribute dividends are at the discretion of our board of directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for details. For ~~PRC~~ mainland China and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

In addition to the dividend policy discussed above, we have adopted cash management policies, including specific policies governing approvals with respect to fund transfers throughout our organization. Our management and the audit committee of the board of directors oversee our major financial risk exposures. We maintain an authorization policy on cash management, setting forth the scope of authority for certain treasury matters that are delegated by our board of directors to be approved by our management. Under this policy, certain treasury matters, such as intercompany loans, capital contribution made by our company and/or its intermediate holding companies to its subsidiaries and dividends distributed from our company’s subsidiaries to the holding company, are clearly defined, with the level of approval required for each matter specifically identified. When funding is required, we will obtain all necessary approvals from our management and relevant governmental authorities, including the SAFE.

D. Risk Factors

Summary of Risk Factors, page 12

7.	In future filings, disclose in your summary of risk factors the risks that your corporate structure and being based in and having operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. In this regard, we note your cross-references to the "Risks Related to Doing Business in China" section. Please revise to cross-reference relevant individual risk factors. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Pages 13-14

Risks related to doing business in China

A substantial portion of our business operations are conducted in China and we face various risks and uncertainties related to doing business in China, in particular, risks arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in mainland China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Risks and uncertainties related to doing business in China include, but are not limited to, the following:

•	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” on page 50;

•	The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 51;

•	The PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and may cause the value of our ordinary shares or the ADSs to significantly decline or be worthless. ~~The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.~~ See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs” on page 51;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

•	Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations” on page 51;

•	Uncertainties with respect to the legal system in mainland China could adversely affect us. Certain laws and regulations in mainland China can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in mainland China may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. ~~Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.~~ See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in—Uncertainties in the interpretation and enforcement of mainland China laws and regulations could limit the legal protections available to you and us” on page 52; ~~and~~

•	Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects” on page 53~~.~~; and

•	MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 53.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Risks Related to Our Business and Industry

Our business is operated globally. Global inflationary pressures could negatively..., page 34

8.	We note your risk factor indicating that global inflationary pressures could negatively affect your results of operations and stating that you could “fail to expand [y]our stores network” due to such pressures. Please update this risk factor in future filings if inflationary pressures materially impact your operations, particularly in light of the globalization and store network expansion strategies discussed on page 117. Identify the types of inflationary pressures you face and how your business and strategies have been affected.

The Company respectfully submits that the inflationary pressures the Company is subject to mainly are cost-push inflation resulting from general increases in the costs of production. As of the date of the 2023 Form 20-F, among all countries and regions where the Company had operations or the Company’s products are sold, the top ten countries and regions with high inflations pursuant to the World Bank National Data Annual Inflation measured by GDP deflator were Turkey, Argentina, Suriname, Sri Lanka, Ukraine, Ghana, Kuwait, Qatar, Brunei and Libya. The revenue generated from these ten countries and regions accounted for approximately 0.3% of the Company’s total revenue for the fiscal year ended June 30, 2023. As of the date of the 2023 Form 20-F, the Company had neither observed nor identify any material adverse impact on the Company’s overall operation due to inflationary pressure.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Our business is operated globally. Global inflationary pressures could negatively affect our results of operations and cash flows.

The profitability of our operations depends, to some extent, on our ability to obtain resources economically such as energy, raw materials, finished and semi-finished products, and effectively control our cost and expense such as remuneration, rental expense, delivery expense, among others. High inflation may pose a threat to our business operations and adversely affect our financial results and cash flows as we may have to pay a higher price for the energy, raw materials, semi-finished and finished products, among others. As of the date of this annual report, we have not been subject to any material adverse impacts due to inflationary pressures. However, we are unable to predict how inflation will develop in the countries and regions where we have business operations or our products are sold. Any deterioration of inflationary pressures in the future may have material negative impacts on our business operations, results of operations and financial condition. We may not be able to effectively pass such increases in price to our customers since we may not be able to know whether our consumers would accept price raising in our products and we may need time to conduct survey before the decision of product-pricing, which may undermine gross margins of our products. If global inflationary pressure persists or deteriorates, we ~~We~~ may also not be able ~~also fail~~ to effectively expand our stores network ~~due to global inflationary pressure~~ since our MINISO Retail Partners, distributors may be reluctant to pay at a higher price in remuneration, rental expense and delivery expense, among others, and therefore terminate the cooperation with us. Those countries and regions that suffer surging inflation rate may face certain risk of social unrest, such as strikes and riots, which may cause temporary or permanent store closure and stoppage of our business operations, further undermining our results of operation and stores expansion plans.

Risks Related to Doing Business in China, page 50

9.	In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure in future filings to explain how this oversight impacts your business and to what extent you believe that you are in compliance with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Pages 58-59

The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under ~~PRC~~ mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

…

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Subsequently, CAC issued the Draft Data Security Regulations and CAC and other twelve PRC regulatory authorities jointed issued the Cybersecurity Review Measures which further strengthened the cybersecurity review measures of entities seeking offshore listing. Our initial public offering in the United States was completed prior to the relevant regulations took effect. Our public offering and listing in Hong Kong is not treated as a listing abroad within the meaning of the Cybersecurity Review Measures as confirmed by the CCRC during a phone consultation conducted on March 25, 2022 by our PRC legal advisor, JunHe LLP. Therefore, we are of the view that we were not subject to the cybersecurity review requirement under the Cybersecurity Review Measures with regard to our public offering and listing in Hong Kong. Since the Cyber Data Draft Regulations have not been formally adopted and the anticipated effective date and its implementation remain uncertain, we therefore do not need to comply with the Cyber Data Draft Regulations at the current stage. Furthermore, we do not engage in any activities that might give rise to national security risks based on the factors set out in Article 10 of the Cybersecurity Review Measures up to the date of this annual report.

As of the date of this annual report, we have not received any interview requests or enquiry from the PRC government in relation to cybersecurity, nor have we encountered any incident of data or personal information leakage, violation of data protection and privacy laws and regulations or investigation or other legal proceeding against us that will adversely affect our business operations. Thus, we believe that we would be able to comply with the Cybersecurity Review Measures and the Cyber Data Draft Regulations if it were implemented in its current forms, and the Cybersecurity Review Measures and the Cyber Data Draft Regulations would not have a material adverse impact on our business operations. For more details, see “—Risks Related to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

The ADSs may be prohibited from trading in the United States under the HFCAA..., page 51

10.	In future filings, please update your risk factor disclosure regarding the HFCAA to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including an acknowledgement that the PCAOB's December 2022 statement that it could inspect all China- and Hong Kong-based auditors in 2022 can be changed and does not grant an automatic grace period.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In November 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended June 30, 2023.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PRC government adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong or the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. The PCAOB has indicated that it could inspect all China- and Hong Kong-based auditors in 2022 and 2023. However, such position can be changed in the future and does not grant an automatic grace period. Although our ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and ordinary shares are fully fungible, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and the ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The PRC government's oversight and regulation over our business operations..., page 51

11.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.

We conduct our business primarily in China. Our operations in mainland China are governed by ~~PRC~~ mainland China laws and regulations. The PRC government has regulatory oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Currently, the PRC government does not directly intervene our operations through political orders or otherwise. Nonetheless, we cannot rule out the possibility that the PRC government may, through the evolving regulatory system, intervene or exert more influence over our operations, offerings conducted overseas and/or foreign investment in China-based issuers. If this were to occur, we could be subject to material adverse changes in our operation and/or the value of the ADSs. The PRC government has published new policies that affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares or the ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

In addition, the Chinese government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, as well as five guidelines for the filing-based administration of overseas securities offerings and listings by mainland China domestic companies, which came into effect on March 31, 2023. These rules apply to (i) mainland China companies that seek to directly offer or list securities on overseas markets; and (ii) mainland China companies that seek to indirectly offer or list securities on overseas markets. Mainland China companies that seek to offer or list securities on overseas markets, both directly and indirectly, shall fulfil the filing procedure and report relevant information to the CSRC according to such rules. Since the Trial Measures have only been recently published, there may be uncertainties as to their implementation, interpretation and impact on our future offerings or financings. We may not be able to complete the filing described above if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in completing the CSRC filing for any of our offshore offerings in the future may subject us to rectification order, warning, or fines imposed by the CSRC or other mainland China regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—M&A rules and overseas listings” and “—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under mainland China laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval” for more details.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Item 10. Additional Information

B. Memorandum and Articles of Association

Exclusive Forum, page 160

12.	Article 175 of your Third Amended and Restated Memorandum of Association provides that certain actions, including “derivative action[s],” will be submitted to the jurisdiction of the courts of the Cayman Islands and the courts of Hong Kong. In future filings, please revise your disclosure in this section and in your risk factors to discuss this exclusive forum provision and how it operates in relation to the exclusive forum provisions in Article 176 of your Third Amended and Restated Memorandum of Association and Section 7.7 of your Deposit Agreement with The Bank of New York Mellon. For example, please clarify whether Article 175 applies to “derivative action[s]” under the Securities Act and Exchange Act.

Although federal securities claims against foreign private issuers are ordinarily brought as direct claims, not derivative claims, the Company respectfully submits that Article 176 provides for exclusive jurisdiction to certain courts in New York for any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including derivative actions under the Securities Act or Exchange Act, to the extent such claims are cognizable under federal law.

In contrast, Article 175 applies to complaints that do not assert any cause of action arising out of or relating in any way to the federal securities laws of the United States. Article 175 requires that such complaints – including those that assert derivative claims based on causes of action outside of the U.S. federal securities laws – be brought in the courts in Hong Kong or the Cayman Islands.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Exclusive forum. The United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. For the avoidance of doubt, any complaint that asserts a cause of action arising out of or relating in any way to the Securities Act or the Exchange Act shall be subject to the exclusive forum selection clause above, regardless of whether the putative cause of action under the Securities Act or the Exchange Act is alleged to be direct or derivative in nature. Any person or entity purchasing or otherwise acquiring any of our ordinary shares, the ADSs or other securities shall be deemed to have notice of and consented to the provisions of our articles of association. For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to our company and without prejudice to the foregoing exclusive forum selection in relation to the resolution of any complaint asserting a cause of action, whether alleged to be direct or derivative, arising out of or relating in any way to the federal securities laws of the United States, our company, our shareholders, our directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act (as revised) of the Cayman Islands or our memorandum and articles of association including but not limited to any purchase or acquisition of shares, security, or guarantee, provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time). See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs and Our Ordinary Shares—Forum selection provisions in our third amended and restated memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Forum selection provisions in our third amended and restated memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our third amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, regardless of whether such a cause of action under the Securities Act or the Exchange Act is alleged to be direct or derivative in nature. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our third amended and restated memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our third amended and restated memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our third amended and restated memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 182

13.	We note your statement that you reviewed the Company’s register of members and public filings made by its shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on Schedule 13Gs and the amendments thereto and the disclosure of interest forms filed under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) by the Company’s major shareholders. In addition, to the extent the Company’s major shareholders are also the Company’s directors or officers, the Company also relied on a questionnaire that the Company required them to complete as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing. The questionnaire seeks information regarding their shareholdings in the Company. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission.

Based on the examination of the Company’s register of members and the questionnaires completed by directors as well as Schedule 13Gs and the amendments thereto, other than Mr. Guofu Ye and Ms. Yunyun Yang, who jointly owned 62.5% of the Company’s total outstanding ordinary shares as of August 31, 2023, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of as of August 31, 2023. Based on the review of the Company’s register of members and the questionnaires completed by directors and officers of the Company:

•	Mr. Guofu Ye, the chairman and chief executive officer of the Company, and Ms. Yunyun Yang, a vice president of the Company, through their wholly-owned holding entities, i.e. Mini Investment Limited, YYY MC Limited and YGF MC Limited, held 62.5% of the total issued and outstanding shares of the Company as of August 31, 2023.

•	The directors and executive officers of the Company, including Mr. Guofu Ye and Ms. Yunyun Yang, beneficially owned 68.6% of the total issued and outstanding ordinary share of the Company.

Based on the foregoing, the Company believes that it is not owned or controlled by any governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of August 31, 2023, its shareholders included:

(i)	Bank of New York Mellon, the nominee for the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to identify and verify the background of each public market ADS holder due to the large number of such holders. The Company could only rely on Schedule 13Ds and Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands;

(ii)	Mini Investment Limited, YGF MC Limited and YYY MC Limited, i.e. entities wholly-owned and controlled by Mr. Guofu Ye and Ms. Yunyun Yang;

(iii)	LMX MC Limited, an entity controlled by Mr. Minxin Li, an executive vice president of the Company;

(iv)	DN MC Limited, an entity controlled by Ms. Na Dou, an executive vice president of the Company;

(v)	the Company’s ESOP holding platforms, i.e. MCYP Management Limited, MCYP Grand Management Limited, MCYP Fortune Management Limited, MCYP Great Management Limited, MCYP Evergreen Management Limited, and MCYP Forever Management Limited, the voting rights of the ordinary shares held by these ESOP holding platforms are exercised by Ms. Na Dou pursuant to proxies between these holding platforms and Ms. Na Dou; and

(vi)	HKSCC Nominees Limited, the nominee holder for the Company’s ordinary shares registered in its Hong Kong share registrar and admitted into the Central Clearing and Settlement System (CCASS) for trading in Hong Kong. Similarly, it would present an undue hardship for the Company to identify and verify the background of each public market shareholder through HKSCC Nominees Limited due to the large number of such shareholders. The Company could only rely on the disclosure of interests filed by the holder of 5% or more of the Company’s ordinary shares through HKSCC Nominees Limited. Based on such public filings, none of the holders who own 5% or more of the Company’s ordinary shares is reported to be, or owned or controlled by, a governmental entity in the Cayman Islands.

(vii)	several other individual or institutional shareholders with each of them holding less than 800 ordinary shares. Based on the examination of publicly available information of these shareholders and to the best of the Company’s knowledge, none of them is known to the Company to be, or owned or controlled by, a governmental entity in the Cayman Islands.

Based on the foregoing and to the best of the Company’s knowledge, the Company believes that no governmental entities in the Cayman Islands owns any share of the Company.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

Based on the foregoing, the Company believes it is reasonable and sufficient to rely on register of members, questionnaires that the Company required its directors and officers to complete as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, Schedule 13G filings and the amendments thereto, and the disclosure of interest forms filed under Part XV of the Securities and Futures Ordinance, and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

14.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party or affiliated with committees of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of the Company is an official of the Chinese Communist Party.

The Company further respectfully submits that, with respect to the directors of the Company’s material consolidated foreign operating entities, other than a few directors of the Company’s material subsidiaries in Vietnam and Indonesia, all of them are the Company’s employees. As part of the Company’s employment onboarding process, our employees, including those who also serve as directors of the Company’s material consolidated foreign operating entities, are required to provide their background information, including any party affiliation, to the Company. They have all confirmed that they are not officials of the Chinese Communist Party. For directors of the Company’s material consolidated foreign operating entities who are not the Company’s employees, the Company also requires them to provide their background information, including any party affiliation, to the Company before their director appointments. Pursuant to the information we received, none of them are officials of the Chinese Communist Party. All directors of the Company’s material consolidated foreign operating entities have an obligation to provide updates of their background information, if any, to the Company, including their party affiliation. To date, the Company has not received from these directors any such updates regarding their status as an official of the Chinese Communist Party. Based on the information provided by the directors of the Company’s material consolidated foreign operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

As illustrated above, each of the Company’s directors and directors of the Company’s material consolidated foreign operating entities is obligated to confirm to the Company whether he or she is an official of the Chinese Communist Party. The Company believes that it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis for its submission that none of them is an official of the Chinese Communist Party. Other than the above, the Company did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

15.	We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided solely for “MINISO Group Holding Limited.” We also note that your list of principal subsidiaries and consolidated affiliated entities in Exhibit 8.1 appears to indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities listed in Exhibit 8.1 are incorporated include the British Virgin Islands, Singapore, India, United States, Indonesia, Canada, Vietnam, Hong Kong and mainland China.

Based on public information and to the best of the Company’s knowledge, as of the date of the 2023 Form 20-F, the Company (i) held 100% equity interests in all of its consolidated foreign operating entities as set out in Exhibit 8.1 that were established in the British Virgin Islands, Singapore, India, United States, Canada, Hong Kong and mainland China, and (ii) held controlling interests in its consolidated foreign operating entities as set out in Exhibit 8.1 that were established in Vietnam and Indonesia. For the consolidated foreign operating entities as set out in Exhibit 8.1 that were established in Vietnam and Indonesia, the Company confirms that based on public information and to the best of the Company’s knowledge, as of the date of the 2023 Form 20-F, no governmental entities in Vietnam or Indonesia owns any shares of these consolidated foreign operating entities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

•	With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, based on the foregoing analysis in the response to Comments 13 and 15 above, no government entities has a controlling financial interest in the Company and the Company’s consolidated foreign operating entities set out in Exhibit 8.1.

16.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated operating entities do not contain any charter of the Chinese Communist Party.

General

17.	In future filings, please affirmatively state, if true, that you do not use a variable interest entity structure.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Our Holding Company Structure

We are not an operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries in China, and to a lesser extent by our subsidiaries outside China. We do not use a variable interest entity structure. The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report:

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

C. Organizational Structure

The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report. We do not use a variable interest entity structure.

…

18.	We note that one or more of your directors and officers are located in the PRC/Hong Kong. In future filings, please (i) disclose that is the case and identify the relevant individuals, and (ii) include a separate "Enforceability" section and a risk factor addressing the challenges of bringing actions and enforcing judgments and liabilities against such individuals.

Regarding the location the Company’s directors and officers, the Company respectfully submits that the Company has disclosed on page 68 that “[I]n addition, all our directors and officers reside within China for a significant portion of the time and all of them are PRC nationals.”

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations outside of ~~Hong Kong or~~ the United States and a majority of our assets are located in China. In addition, all our directors and officers reside within mainland China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States and effect service of process upon us or our directors and officers ~~management~~ residing in mainland China in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts in mainland China will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States. Hence, our public shareholders may have more difficulty in protecting their interests through actions against us, our directors or officers than would shareholders of a corporation incorporated in a jurisdiction in the United States. ~~In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.~~

Page 111:

Enforceability of Civil Liabilities in Mainland China

JunHe LLP, our PRC counsel, has advised us that there is uncertainty as to whether the courts in mainland China would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 13, 2023

JunHe LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of laws in mainland China or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a court mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on laws in mainland China against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court in mainland China to have jurisdiction, and meet other procedural requirements, including, among others, that (i) the plaintiff must have a direct interest in the case, (ii) there must be a specific defendant, a concrete claim, a factual basis and a cause for the suit, and (iii) the action must fall within the range of civil actions accepted by the courts in mainland China and within the jurisdiction of the court in mainland China with which it is filed. The court in mainland China will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. It will be, however, difficult for U.S. investors to initiate actions against us in mainland China in accordance with laws in mainland China because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. investors, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court in mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

*         *         *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 0755 6111 1571 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com and Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

MINISO Group Holding Limited

By:	/s/Jingjing Zhang
Name: Jingjing Zhang
Title: Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jenny Peng, Partner, KPMG Huazhen LLP